Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


The following documentation is included in the special website for the CN-BNSF Combination at http://www.cn-bnsfcombination.com. Additional documentation in this website has already been filed.

                       [Francais][Search][Contact Us][Site Map][Home]

  [CN-BNSF Combination]

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CN and North American Railways, Inc. have filed a registration statement on Form
F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination, investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC website, www.sec.gov, or the website of the Canadian Securities Administrators www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain
Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

This Website contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time to time with the United States Securities and Exchange Commission and the Canadian Securities Administrators, such as a registration statement related to securities to be used in connection with the proposed business combination, as well as the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K reports, annual information forms and material change reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained on this Website.


                   (C) 2000, Canadian National Railway Company
                           Legal Terms and Conditions

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  [CN-BNSF Combination]

                         [CN][BNSF]
                                        [Questions and Answers]
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    [Key Facts]
    [Questions and Answers]
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    [Events Calendar]

 Questions & Answers

   1. What would be the grounds on which you will appeal?
   2. What is the legal procedure? Do you have to go back to the STB first?
   3. What will you do with your control application? Can you file it while disputing the agency's decision?
   4. Will CN still hold its special meeting of shareholders?
   5. Will CN still hold its annual shareholders' meeting on April 19 to conduct other business?
   6. What will you do if your lose the court challenge? Will you walk away from the combination?
   7. If you walk away, will the break-up fees apply?
   8. Both stocks have seen an increase in recent days. Wasn't this an indication that the market was anticipating the deal would be killed?
   9. Given that his strategic vision appears to be unattainable at least for now, will Mr. Tellier resign?
  10. If the combination does not go forward, will you consider an alliance?
  11. What are your options if the deal dies? A merger with CP?
  12. Why have CN and BNSF put out separate releases?
  13. What happens if you win in court?

 Managing CN-BNSF

 1. What would be the grounds on which you will appeal?

 A. On the grounds that the STB does not have the legal authority to impose a merger moratorium; and, even if it did, there is no justification for a moratorium under section 721 of the ICC Termination Act.

 2. What is the legal procedure? Do you have to go back to the STB first?

 A. We have already initiated our action in the federal court of appeals for the District of Columbia. We will go back to the STB to give it the chance to stay its moratorium order pending the conclusion of judicial review. If the STB does not, we will ask the federal court to stay the moratorium order.

 What it means for Shareholders

 3. What will you do with your control application? Can you file it while disputing the agency's decision?

 A. We are committed to the combination. We intend to file our application as soon as it is legally permitted.

 4. Will CN still hold its special meeting of shareholders?

 A. We will hold our special meeting of shareholders to consider the proposed combination with BNSF at an appropriate time following our legal challenge to the STB decision.

 5. Will CN still hold its annual shareholders' meeting on April 19 to conduct other business?

 A. Yes.

 6. What will you do if your lose the court challenge? Will you walk away from the combination?

 A. We remain absolutely committed to our combination with BNSF - it's clearly in the best interests of our customers. And we're confident in our legal position to overturn the Board's decision. If at the end of the day, the decision goes against us, CN and BNSF expect to review all feasible options then.

 7. If you walk away, will the break-up fees apply?

 A. We do not expect to walk away. Of course, if CN and BNSF mutually agree to call off the combination at any time, no break-up fees would be paid. We don't plan to do that though.

 8. Both stocks have seen an increase in recent days. Wasn't this an indication that the market was anticipating the deal would be killed?

 A. No. The whole market was up. In fact the Dow recently had its largest point gain in history. We believe that the real value in our share price will be recognized when we can combine our two companies and deliver the service our customers want and be in a position to realize the powerful growth potential that will come from putting our two companies together.

 9. Given that his strategic vision appears to be unattainable at least for now, will Mr. Tellier resign?

 A. No. Mr. Tellier runs the most efficient railroad in North America today.

 10. If the combination does not go forward, will you consider an alliance?

 A. We're confident in our legal position. We will consider all of our options pending the outcome of our challenge.

 11. What are your options if the deal dies? A merger with CP?

 A. Any further combination with a railroad with operations in the United States would be subject to review by the STB. In any case, we would continue to consider all options that meet our customers' transportation requirements in the North American marketplace.

 12. Why have CN and BNSF put out separate releases?

 A. All of our dealings regarding STB Ex Parte 582 have been separate.
 13. What happens if you win in court?

 A. We expect to file our application as soon as it is appropriate.

                                   back to top

                   (c) 2000, Canadian National Railway Company
                           Legal Terms and Conditions

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  [CN-BNSF Combination]

                         [CN][BNSF]
                                        [Regional Benefits]
    [News Center]
    [Combination Documents]                This section has been
    [Key Facts]                            developed to provide
    [Questions and Answers]                regional information on
    [Speeches and Presentations]           the CN-BNSF Combination.
    [CN Information and Biographies]       Please select a province
    [BNSF Information and Biographies]     or state to be provided
    [Regional Benefits]                    with specific regional
    [Events Calendar]                      information on the
                                           Combination.


                 [CANADA]                             [UNITED STATES]
      [Canadian regional pull down menu]       [U.S. regional pull down menu]



                           [ADOBE ACROBAT READER LOGO]
                         (Adobe Acrobat Reader Required)



                   (C) 2000, Canadian National Railway Company
                           Legal Terms and Conditions

[CN LOGO]

Profile: Alberta
-------------------------------------------------------------------------------

                            Statistical Highlights
===============================================================================
Miles of railroad operated                   1,550

Miles of shortline partners                  1,350

Shortline partners                           Alberta Railnet
                                             Central Western Railway
                                             McKenzie Northern Railway
                                             Lakeland Waterway Railway

CN employees (average for 1999)              2,667

Employees annual earnings                    $200M

Provincial taxes - Corporate                 $13M

CN local purchases                           $160M

Annual capital investments                   $100M

Total annual carloads                        520,000
(originated & terminated)
===============================================================================

Major Rail Customers                              [GRAPHIC CAPTION]
--------------------
ADM                                               o 61% of AB goods
Agricore Cooperative Ltd.                         produced depend on rail
Agrium Inc.                                       to reach their market
Ainsworth
Alberta Newsprint                                 o 81% of all AB exports are
Cargill                                           destined for the U.S.
Celanese
Daishowa / Marubini                               o 61% of AB goods
Dow Chemical Co.                                  produced depend on rail
Husky Oil                                         to reach their market
Imperial Oil Products
Inland Cement                                     o 81% of all AB exports are
Luscar Ltd.                                       destined for the U.S.
Manalta Coal Ltd.
MC Forest Products
Millar Western                                   [GRAPHIC OMITTED]
Nova Chemicals
Obed Mountain Coal                 [Map of Alberta, Canada showing rail route
Petro-Canada                        of Canadian National Railway]
Smoky River Coal Ltd.
Sultran Ltd.
Tolko
United Grain Growers
Weldwood
West Fraser
Weyerhaeuser

[CN LOGO]

CN Track Record
-------------------------------------------------------------------------------

North - South Trade Growing
Faster Than Economy
[GRAPHIC OMITTED] - [Graph depicting the total trade with U.S. Growth Rate % vs. GDP Growth Rate % from 1990 through 1998]

CN Positioned to Support North-
South Trade Growth
[GRAPHIC OMITTED] - [Map of the United States and southern Canada depicting rail routes and track rights]

Rates Have Declined Since 1987
As a Result of Deregulation
[GRAPHIC OMITTED] - [Graph depicting Freight Revenue per RTM and Price Index - showing a constant dollar reduction of 35% over 11 years since the 1987 NTA deregulation]

Canadian Rail Competitiveness
Supports Canadian Economy
[GRAPHIC OMITTED] - [Graph depicting rail rates in U.S. cents per Ton-Kilometer for Canada, U.S., Sweden, Netherlands, Italy, France, Austria, U.K., Germany and Switzerland]

[CN LOGO]
A New Railroad for a New Era
-------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                                   [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

     Global Benefits of Combination
     ------------------------------
     o    An extensive single-line service network and access to key markets

[CN LOGO] -->    Multiple gateways to Mexican markets
          -->    Reduced transit times and better reliability
          -->    Unified information, enhanced tracking and tracing, simplified billing and rating
          -->    New and greater efficiencies
          -->    Low risk

     o    An extensive single-line service network and access to key markets

[CN LOGO]
A Different Combination
-------------------------------------------------------------------------------

What North American                               What North American
Railways, Inc. is...                              Railways, Inc. is NOT...

o Two efficient, service-          -->            o Not absorbing a weak
  oriented railroads                                player

o Pro-Service / Pro-               -->            o Not reducing competition:
  Competition                                       - Enhanced competition
                                                      with CP-SOO into North
                                                      Central States
                                                    - UP still competing with BN

o End-to-end combination           -->            o Not splitting an existing
                                                    railroad

o Same systems platform            -->            o Not a new IT system

o Preserving management and        -->            o Not eliminating key
  culture                                           personnel

[CN LOGO]
Benefits for Alberta Industries
-------------------------------------------------------------------------------

                                [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the benefits for Alberta Industries offered by CN and BNSF combination rail routes]

                                             (red line) ____ CN Route
                                            (blue line) ____ BNSF

                                                       [CN LOGO]

[CN LOGO]
Alberta Shippers Benefits From CN-BNSF Combination
-------------------------------------------------------------------------------

Forest products    -->   o Efficient new single-line service to North Central
                           U.S. for lumber, paper and woodpulp

                         o New single-line access to Minnesota market -
                           competition to CP-SOO service

                         o Single-line and coordinated service to the Pacific
                           Northwest, Westcoast and Southwest for panels and woodpulp

                         o Better access for lumber to reach markets in Texas

Sulphur             -->  o New single-line access to the Pacific Northwest,
                           Southwest U.S. and Mexico bypassing Chicago congestion

                         o More efficient routes to markets in Florida

Fertilizer and      -->  o  Grain and oilseed producers will have new single-
Grain                       line routes to Pacific Northwest and Westcoast

                         o More competitive routings and single-line service
                           for nitrogen-based to North-Central U.S.

                         o Single-line access to Southwest U.S.


Chemicals, Plastics -->  o Single-line access to Southwest, North-Central,
and Petroleum              South-Central and Mexico - new efficient routes
                           through Minnesota

                         o Producers of petroleum, chemicals, plastics
                           products will have single-line
                           connection to Westcoast and Southwest markets down 15 corridor

                         o More efficient routes for plastics and chemicals to
                           reach Texas markets

                         o Efficient new sourcing opportunities for liquid
                           plastics from the Gulf to Alberta manufacturers

[CN LOGO]

Profile: British Columbia
--------------------------------------------------------------------------------

                            Statistical Highlights
================================================================================

Miles of railroad operated              1,400

Miles of shortline partners             100

Shortline partners                      Kelowna Pacific Railway

CN employees (average for 1999)         1,801

Employees annual earnings               $140M

Provincial taxes - Corporate            $31M

CN local purchases                      $126M

Annual capital investments              $119M

Total annual carloads                   680,000
(originated & terminated)


Major Rail Customers
-----------------------------------
American President Line                 o 39% of BC goods produced depend on
Canadian Forest Products                  rail to reach their market
Evergreen America
Hanjin Shipping                         o 63% of all BC exports are destined to
Luscar Coal                               the U.S.
Manalta Coal
Norbord
Quintette Coal
Riverside Forest Products
Skeena                                             [GRAPHIC OMITTED]
Slocan
Smoky River Coal                         [Map of British Columbia depicting rail
Sultran                                    route of Canadian National Railway]
Tolko
Weldwood
West Fraser
Weyerhaueser
Zim Israel

[CN LOGO]

CN Track Record
--------------------------------------------------------------------------------
North - South Trade Growing             CN Positioned to Support North-
Faster Than Economy                     South Trade Growth
-------------------------------------   ----------------------------------------
Constant Dollar                         [GRAPHIC OMITTED] - [Map of the United
Price in 1992 = 100                     States,southern Canada and Mexico
                                        depicting rail routes and track rights
Total Trade with U.S. Growth Rate %     of CN]
GDP Growth Rate %

[GRAPHIC OMITTED] - [Graph depicting
the total trade with U.S. Growth
Rate % vs. GDP Growth Rate % from 1990
through 1998]

Rates Have Declined Since 1987          Canadian Rail Competitiveness
As a Result of Deregulation             Supports Canadian Economy
-------------------------------------   ----------------------------------------
Freight Revenue per                     Rail Rates -- U.S. Cents per
RTM and Price Index                     Ton-Kilometer

1986 = 1000                             [GRAPHIC OMITTED] - [Graph depicting
                                        rail rates in U.S. cents per Ton-
[Graph Caption]                         Kilometer for Canada, U.S., Sweden,
NTA 1987 deregulation                   Netherlands, Italy, France, Austria,
[Graph Caption]                         U.K., Germany and Switzerland]
Constant dollar reduction is
35% over 11 years

[GRAPHIC OMITTED] - [Graph depicting
Freight Revenue per RTM and Price
Index - showing a constant dollar
reduction of 35% over 11 years since
the 1987 NTA deregulation]

[CN LOGO]

A New Railroad for a New Era
--------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]


[CN LOGO]
Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]
A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system


o Preserving                       -->  o Not eliminating key
  management and                          personnel
  culture

[CN LOGO]
Benefits for British Columbia Industries
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
[Map of Canada, U.S. and Mexico depicting the benefits for British Columbia Industries offered by CN and BNSF combination rail routes.]

                                             (red line) ____ CN Route
                                            (blue line) ____ BNSF

                                                       [CN LOGO]

[CN LOGO]
BC Shippers and Vancouver Port Benefits From CN-
--------------------------------------------------------------------------------
BNSF Combination

Port of Vancouver   -->            o Competition between Canadian and U.S.
                                     ports is maintained through UP and CP

                                   o Alternative entry for Southwest during
                                     port congestion periods

                                   o New competitive access for imports to
                                     Minneapolis/St-Paul markets


Lumber              -->            o New competitive access to Minneapolis

                                   o Single-line access to more South-Central
                                     U.S. destinations

                                   o Competition remains with UP and CP


Woodpulp            -->            o Improved competitive single-line access to
                                     Minnesota market


Intermodal          -->            o Single-line access to U.S. West and Mexico

[CN LOGO]

Profile: Manitoba
--------------------------------------------------------------------------------

                            Statistical Highlights
================================================================================

Miles of railroad operated              1,200

Miles of shortline partners             1,100

Shortline partners                      Hudson Bay Railway
                                        Central Manitoba Railway
                                        Southern Manitoba Railway

CN employees (average for 1999)         2,891

Employees annual earnings               $192M

Provincial taxes - Corporate            $25M

CN local purchases                      $134M

Annual capital investments              $63M

Total annual carloads                   78,000
(originated & terminated)

--------------------------------------------------------------------------------
                                    [GRAPHIC CAPTION]

Major Rail Customers                o 36% of MB goods produced depend on rail to
--------------------------------    reach their market
Agricore
Agrium
Canadian Wheat Board                o 76% of all MB exports are destined for the
Cargill                             U.S.
Dominion Malting
Hudson Bay Mining and Smelting
James Richardson International
Louisiana Pacific
Parrish & Heimbecker
Paterson Grain
Pine Falls Paper                                  [GRAPHIC OMITTED]
Roy Legumex
Simplot                                 [Map of Manitoba depicting rail route
Tolko Industries                         of Canadian National Railway]
United Grain Growers

Major Facilities
--------------------------------
Customer Service Center
Symington Yard
Transcona Shop
Winnipeg Intermodal Terminal

[CN LOGO]
CN Track Record
--------------------------------------------------------------------------------
North - South Trade Growing             CN Positioned to Support North-
Faster Than Economy                     South Trade Growth

Constant Dollar                         Very important point for Manitoba - part
Price in 1992 - 100                     of their Provincial Strategy to develop
                                        the I-35 Corridor
Total Trade with U.S. Growth Rate %
GDP Growth Rate %

[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Map of the United
the total trade with U.S. Growth        States and southern Canada depicting
Rate % vs. GDP Growth Rate % from 1990 rail routes and track rights of CN] through 1998]

Rates Have Declined Since 1987          Canadian Rail Competitiveness
As a Result of Deregulation             Supports Canadian Economy

Freight Revenue per                     Rail Rates -- U.S. Cents per
RTM and Price Index                     Ton-Kilometer

1986 = 1000                             [GRAPHIC OMITTED] - [Graph depicting
                                        rail rates in U.S. cents per Ton-
[Graph Caption]                         Kilometer for Canada, U.S., Sweden,
NTA 1987 deregulation                   Netherlands, Italy, France, Austria,
                                        U.K., Germany and Switzerland]
Constant dollar reduction is
35% over 11 years

[GRAPHIC OMITTED] - [Graph depicting
Freight Revenue per RTM and Price
Index - showing a constant dollar
reduction of 35% over 11 years since
the 1987 NTA deregulation]

[CN LOGO]

A New Railroad for a New Era
--------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

                                             (red line) ____ CN Route
                                            (blue line) ____ BNSF

[CN LOGO]

Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]
A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system
  combination

o Preserving                       -->  o Not eliminating key
  management and                          personnel
  culture

[CN LOGO]
Benefits for Manitoba Industries
--------------------------------------------------------------------------------



                               [GRAPHIC OMITTED]

[Map of the United States, Canada and Mexico depicting the benefits for Manitoba Industries offered by the combination of CN and BNSF rail routes]

                                             (red line) ____ CN Route
                                            (blue line) ____ BNSF

[GRAPHIC CAPTION]
Manitoba Benefits:
------------------
o Winnipeg becomes a more important rail hub

o Better access to U.S. & Mexican markets

o Stronger alternative to CP routing

o Better alternative to trucks

o Negligible loss of competition
                                                  [CN LOGO]

[CN LOGO]
Manitoba Shipper Benefits From CN-BNSF Combination
--------------------------------------------------------------------------------

Intermodal                         o Potential TransX and Reimer Express for
                                     traffic to U.S. West and Mexico

Panels                             o Improved direct access to U.S. construction
                                     markets (Missouri, Arkansas, Arizona,
                                     Colorado, Texas,Washington)

Wheat, Oats,                       o Better access to processors and consuming
Specialty                            markets -- North Central U.S.
Crops, Canola,
Barley                             o Enhanced competition with CP-SOO

                                   o Single-line direct access to major U.S.
                                     millers

                                   o Single-line access bypassing Chicago to
                                     New Orleans export terminals

                                   o Direct access to U.S. feed markets

                                   o Direct access via multiple gateways to
                                     Mexico

                                   o Alternative to vessels

Copper Concentrate                 o Single-line service to U.S. Northwest from
                                     Flin Flon, Manitoba

Fertilizers                        o Direct access to Northern Prairies (South
                                     Dakota, Nebraska, Iowa, Minnesota, North
                                     Dakota) via Emerson

                                   o Enhanced competition with CP-SOO and trucks

[CN LOGO]
Profile: New Brunswick
--------------------------------------------------------------------------------

                            Statistical Highlights
================================================================================

Miles of railroad operated              2,600

Miles of shortline partners             300 (Excludes the NBSR)

Major Shortline partners                New Brunswick East Coast
                                        New Brunswick Southern Railway

CN employees (average for 1999)         713

Employees annual earnings               $65M

Provincial taxes - Corporate            $2.5M

CN local purchases                      $44M

Annual capital investments              $18M

Total annual carloads                   80,000
(originated & terminated)

--------------------------------------------------------------------------------
                                        [GRAPHIC CAPTION]

                                       o 28% of NB goods produced depend on rail
                                         to reach their market

                                       o 81% of all NB exports are destined for
                                         the U.S.
Major Rail Customers
-----------------------------------
Campbellton
Brunswick Mines / Noranda Inc.
Canpotex
Fraser Papers                        [GRAPHIC OMITTED]
JD Irving
Lantic Sugar Ltd.                    [Map of New Brunswick depicting rail route
PCS Sales Inc.                        of Canadian National Railway]
Repap Enterprises Inc.
Stone Container
Sun Gro Horticulture
Wal-Mart
Weyerhaeuser

[CN LOGO]

CN Track Record
--------------------------------------------------------------------------------

North - South Trade Growing             CN Positioned to Support North-
Faster Than Economy                     South Trade Growth
[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Map of the United
the total trade with U.S. Growth        States and southern Canada depicting
Rate % vs. GDP Growth Rate % from 1990 rail routes and track rights] through 1998]

Rates Have Declined Since 1987          Canadian Rail Competitiveness
As a Result of Deregulation             Supports Canadian Economy
Freight Revenue per                     Rail Rates -- U.S. Cents per
RTM and Price Index                     Ton-Kilometer
1986 = 100
[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Graph depicting
Freight Revenue per RTM and Price       rail rates in U.S. cents per Ton-
Index - showing a constant dollar       Kilometer for Canada, U.S., Sweden,
reduction of 35% over 11 years since    Netherlands, Italy, France, Austria,
the 1987 NTA deregulation]              U.K., Germany and Switzerland]

[CN LOGO]
A New Railroad for a New Era
--------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

[CN LOGO]
Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]
A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system


o Preserving                       -->  o Not eliminating key
  management and                          personnel
  culture

[CN LOGO]
Benefits for New Brunswick Industries
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the benefits for New Brunswick Industries offered by CN and BNSF combination rail routes]

                                             [Graphic Caption]
                                           (red line) _____ CN Route
                                          (blue line) _____ BNSF Route

                                             [CN LOGO]

[CN LOGO]
New Brunswick Shippers Benefits from CN-BNSF Combination
--------------------------------------------------------------------------------

Intermodal       -->  o Extended single-line access for New Brunswick shippers from Moncton-Chicago- Minneapolis

                      o Single-line and coordinated service to Colorado, Texas
                        and California


Forest Products  -->  o Seamless service for lumber, paper and panels to
                        Minnesota and South Central U.S.

                      o Improved access and new single-line options for lumber
                        from New Brunswick to Texas


Chemicals and    -->  o Single-line service for Irving propylene to Texas market
Petroleum
Products              o Efficient new sourcing options for lubricating oil
                        additives and plastics from Texas

CN [LOGO]
Profile: Nova Scotia
--------------------------------------------------------------------------------

                             Statistical Highlights
--------------------------------------------------------------------------------

Miles of railroad operated         350

Miles of shortline partners        350

Major Shortline partners           Cape Breton & Central Nova Scotia
                                   Windsor & Hantsport Railway

CN employees (average for 1999)    288

Employees annual earnings          $16M

Provincial taxes - Corporate       $0.8M

CN local purchases                 $12M

Annual capital investments         $7M

Total annual carloads              300,000
(originated & terminated)

================================================================================

                                              [GRAPHIC CAPTION]
                                           o 23% of NS goods
                                             produced depend on rail
                                             to reach their market

                                           o 73% of all NS exports are
                                             destined for the U.S.

                                           o 23% of NS goods
                                             produced depend on rail
                                             to reach their market

                                           o 73% of all NS exports are
                                             destined for the U.S.

Major Rail Customers
--------------------
Atlantic Container
Hapag Lloyd
Lafarge Canada                      [GRAPHIC OMITTED]
Maersk/Sealand
Mediterranean Shipping              [Map of Nova Scotia depicting rail route
Michelin                             of Canadian National Railway]
National Gypsum
NYK Line Canada
P&O NedLloyd
Stora Enso
Sydney Steel
Trenton Works
ZIM Israel

[CN LOGO]

CN Track Record
--------------------------------------------------------------------------------
North - South Trade Growing             CN Positioned to Support North-
Faster Than Economy                     South Trade Growth
[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Map of the United
the total trade with U.S. Growth        States and southern Canada depicting
Rate % vs. GDP Growth Rate % from 1990 rail routes and track rights] through 1998]

Rates Have Declined Since 1987          Canadian Rail Competitiveness
As a Result of Deregulation             Supports Canadian Economy
Freight Revenue per                     Rail Rates -- U.S. Cents per
RTM and Price Index                     Ton-Kilometer
1986 = 100
[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Graph depicting
Freight Revenue per RTM and Price       rail rates in U.S. cents per Ton-
Index - showing a constant dollar       Kilometer for Canada, U.S., Sweden,
reduction of 35% over 11 years since    Netherlands, Italy, France, Austria,
the 1987 NTA deregulation]              U.K., Germany and Switzerland]

[CN LOGO]


A New Railroad for a New Era
--------------------------------------------------------------------------------

North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]


[CN LOGO]
Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]
A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system


o Preserving                       -->  o Not eliminating key
  management and                          personnel
  culture

[CN LOGO]
Benefits for Nova Scotia Industries
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the benefits for Nova Scotia Industries offered by CN and BNSF combination rail routes]

                                         [GRAPHIC CAPTION]
                                         (red line) ____ CN Route
                                        (blue line) ____ BNSF

                                                       [CN LOGO]

[CN LOGO]
Shippers Benefits from CN-BNSF Combination
--------------------------------------------------------------------------------

Intermodal -->      o Extended single-line intermodal service,
                      Halifax-Chicago-Minneapolis, Colorado-Texas-California


                    o Shipments for overseas intermodal
                      between Halifax, Southwest and the U.S.


Forest Products-->  o New single-line service for lumber, panels, woodpulp and paper to Southwest, Pacific
                      Northwest and South Central


                    o Paper products from Nova Scotia have
                      single-line service to Texas, Colorado, California


Chemicals and
plastics     -->    o Efficient new sourcing options for Nova
                      Scotia industries through direct access to industrial chemicals and plastics from the Southwest

[CN LOGO]

Profile: Ontario
--------------------------------------------------------------------------------

                            Statistical Highlights
================================================================================

Miles of railroad operated         2,600

Miles of Shortline partners        500 (Excludes the ONR)

Major shortline partners           Ontario Northland Railway
                                   Railink-Southern Ontario
                                   Goderich and Exeter
                                   Ottawa Central Railway
                                   Algoma Central
                                   Essex Terminal Railway

CN employees (average for 1999)    4,714

Employees annual earnings          $374M

Provincial taxes - Corporate       $71.5M

CN local purchases                 $290M

Annual capital investments         $200M

Total annual carloads              870,000
(originated & terminated)

--------------------------------------------------------------------------------

Major Rail Customers               [GRAPHIC CAPTION]
-------------------------
Algoma Steel                       o 41% of ON goods produced depend on rail
American President Line              to reach their market
Amoco
Celanese                           o 92% of all ON exports are destined for the
Dofasco                              U.S.
Dow Chemicals
Evergreen America                  o 41% of ON goods produced depend on rail
Falconbridge                         to reach their market
Ford Motor Canada
GM Canada                          o 92% of all ON exports are destined for the
Imperial Oil                         U.S.
Luscar
Newfoundland Capital
Nova Chemicals
Ontario Paper                       [GRAPHIC OMITTED]
Shell Canada
Sifto Salt                          [Map of Ontario depicting rail route
Stelco                               of Canadian National Railway]
Trans Western Express

[CN LOGO]

CN Track Record
--------------------------------------------------------------------------------

North - South Trade Growing             CN Positioned to Support North-
Faster Than Economy                     South Trade Growth
[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Map of the United
the total trade with U.S. Growth        States and southern Canada depicting
Rate % vs. GDP Growth Rate % from 1990 rail routes and track rights] through 1998]

Rates Have Declined Since 1987          Canadian Rail Competitiveness
As a Result of Deregulation             Supports Canadian Economy
Freight Revenue per                     Rail Rates -- U.S. Cents per
RTM and Price Index                     Ton-Kilometer
1986 = 100
[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Graph depicting
Freight Revenue per RTM and Price       rail rates in U.S. cents per Ton-
Index - showing a constant dollar       Kilometer for Canada, U.S., Sweden,
reduction of 35% over 11 years since    Netherlands, Italy, France, Austria,
the 1987 NTA deregulation]              U.K., Germany and Switzerland]

[CN LOGO]

A New Railroad for a New Era
--------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

                                          (red line) ____ CN Route
                                          (blue line) ____ BNSF


[CN LOGO]

Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]
A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system

o Preserving management and        -->  o Not eliminating key
  culture                                 personnel

[CN LOGO]
Benefits for Ontario Industries
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the benefits for Ontario Industries offered by CN and BNSF combination rail routes]

                                         [GRAPHIC CAPTION]
                                         (red line) ____ CN Route
                                        (blue line) ____ BNSF

                                                       [CN LOGO]

[CN LOGO]

Ontario Shippers Benefits From CN-BNSF Combination
--------------------------------------------------------------------------------

Intermodal      -->   o Extended single-line access Toronto-
                        Chicago-Minneapolis, Colorado-Texas-California

                      o Potential extension of RoadRailer service
                        towards Minneapolis and Southwest


Automotive      -->   o Single-line service for parts and vehicles to
                        Southwest, PNW and South Central


Steel           -->   o Better access for steel to Mexican auto assemblers

                      o Access to Southwest structural steel suppliers


Chemicals and   -->   o Single-line access to Texas, Mexico and the West
Plastics

[CN LOGO]

Profile: Quebec
--------------------------------------------------------------------------------
                             Statistical Highlights
--------------------------------------------------------------------------------


Miles of railroad operated                    1,850

Miles of shortline partners                   700

Major Shortline partners                      Chemin de Fer du Quebec
                                              o  Baie des Chaleurs/Gaspesie
                                              o  Matapedia
                                              o  Charlevoix
                                              Roberval & Saguenay
                                              St-Lawrence & Atlantic Quebec

CN employees (average for 1999)               4,013

Employees annual earnings                     $350M

Provincial taxes - Corporate                  $54M
(Recoverable Credit on Property Taxes)        ($8M)
                                              ----
     Net Provincial Taxes                     $46M

CN local purchases                            $230M

Annual capital investments                    $190M

Total annual carloads                         580,000
(originated & terminated)

================================================================================
                                             [GRAPHIC CAPTION]
 Major Rail Customers                        o 23% of NS goods
 --------------------                          produced depend on rail
 Abitibi-Consolidated                          to reach their market
 Alcan
 BOLT Canada Line                            o 73% of all NS exports are
 Canadian Reynolds Metal                       destined for the U.S.
 Domtar
 Donohue                                     o 23% of NS goods
 Hapag-Lloyd                                   produced depend on rail
 Industries Norbord                            to reach their market
 Kraft Canada
 Kruger                                      o 73% of all NS exports are
 Lousiana Pacific                              destined for the U.S.
 Maersk/Sealand
 Noranda & subsidivision
 PCI Chemicals                     [GRAPHIC OMITTED]
 Petromont
 Produits Forestiers Alliance
 Tembec                            [Map of Quebec depicting rail route
 Ultramar                           of Canadian National Railway]
 Unibord
 ZIM Israel

[CN LOGO]

Photo Caption:
CN Track Record
--------------------------------------------------------------------------------

CN Track Record
--------------------------------------------------------------------------------
North - South Trade Growing             CN Positioned to Support North-
Faster Than Economy                     South Trade Growth
--------------------------------------------------------------------------------
Constant Dollar                         [GRAPHIC OMITTED] - [Map of the United
Price in 1992 = 100                     States and southern Canada depicting
                                        rail routes and track rights of CN]
[GRAPHIC OMITTED] - [Graph depicting
the total trade with U.S. Growth
Rate % vs. GDP Growth Rate % from 1990  Canadian Rail Competitiveness
through 1998]                           Supports Canadian Economy
                                        Rail Rates -- U.S. Cents per
Rates Have Declined Since 1987          Ton-Kilometer
As a Result of Deregulation
Freight Revenue per                     [GRAPHIC OMITTED] - [Graph depicting
RTM and Price Index                     rail rates in U.S. cents per Ton-
1986 = 100                              Kilometer for Canada, U.S., Sweden,
[GRAPHIC OMITTED] - [Graph depicting    Netherlands, Italy, France, Austria,
Freight Revenue per RTM and Price       U.K., Germany and Switzerland]
Index - showing a constant dollar
reduction of 35% over 11 years since
the 1987 NTA deregulation]

[CN LOGO]

A New Railroad for a New Era
--------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]


[CN LOGO]
Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]
A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system

o Preserving                       -->  o Not eliminating key
  management and                          personnel
  culture

[CN LOGO]
Benefits for Quebec Industries
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the benefits for Quebec Industries offered by CN and BNSF combination rail routes]

                                                  (red line) ____ CN Route
                                                 (blue line) ____ BNSF

                                                            [CN LOGO]

[CN LOGO]

Quebec Shippers Benefits from CN-BNSF Combination
--------------------------------------------------------------------------------

Port of Montreal -->  o Single-line access for imports to Colorado, New Mexico,
                        Texas and Minneapolis

Domestic         -->  o Single-line service to Colorado, New Mexico,
Intermodal              California, Texas and Minneapolis

                      o Potential extension of RoadRailer service to
                        Minneapolis and Southwest

Plastics and     -->  o Improved single-line access to Texas and
  Chemicals             Mexico

Forest Products  -->  o Single-line access for lumber to Minneapolis,
                        Colorado and Texas

                      o Single-line access for paper to Colorado and Texas

                      o Access for lumber panels to U.S. West

Aluminum         -->  o Potential sales development to Texas and Southwest
                        through single-line reach

[CN LOGO]

Profile: Saskatchewan
--------------------------------------------------------------------------------

                             Statistical Highlights
--------------------------------------------------------------------------------
Miles of railroad operated         2,800

Miles of shortline partners        300

Major Shortline partners           Carlton Trail Railway
                                   Southern Rails Cooperative Limited

CN employees (average for 1999)    920

Employees annual earnings          $76M

Provincial taxes - Corporate       $27M

CN local purchases                 $68M

Annual capital investments         $71M

Total annual carloads              250,000
(originated & terminated)

================================================================================

Major Rail Customers
---------------------                              [GRAPHIC CAPTION]
Agrium                                 o 63% of SK goods produced depend on rail
Canadian Wheat Board                     to reach their market
Canpotex
Cargill                                o 54% of all SK exports are destined for
IMC Global                               the U.S.
Ipsco
James Richardson International         o 63% of SK goods produced depend on rail
Luscar                                   to reach their market
Millar Western Pulp
Potash Corporation of Saskatchewan     o 54% of all SK exports are destined for
Prairie Malt                             the U.S.
Producer-Owned Terminals
Saskatchewan Wheat Pool
Saskferco                               [GRAPHIC OMITTED]
United Grain Growers
Weyerhaeuser                            [Map of Saskatchawean depicting rail
                                        route of Canadian National Railway]

[CN LOGO]

CN Track Record
--------------------------------------------------------------------------------

North - South Trade Growing             CN Positioned to Support North-
Faster Than Economy                     South Trade Growth
[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Map of the United
the total trade with U.S. Growth        States and southern Canada depicting
Rate % vs. GDP Growth Rate % from 1990 rail routes and track rights] through 1998]

Rates Have Declined Since 1987          Canadian Rail Competitiveness
As a Result of Deregulation             Supports Canadian Economy
Freight Revenue per                     Rail Rates -- U.S. Cents per
RTM and Price Index                     Ton-Kilometer
1986 = 100

[GRAPHIC OMITTED] - [Graph depicting    [GRAPHIC OMITTED] - [Graph depicting
Freight Revenue per RTM and Price       rail rates in U.S. cents per Ton-
Index - showing a constant dollar       Kilometer for Canada, U.S., Sweden,
reduction of 35% over 11 years since    Netherlands, Italy, France, Austria,
the 1987 NTA deregulation]              U.K., Germany and Switzerland]

[CN LOGO]

A New Railroad for a New Era
--------------------------------------------------------------------------------

North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

[CN LOGO]
Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]

A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system


o Preserving                       -->  o Not eliminating key
  management and                          personnel
  culture

[CN LOGO]

Benefits for Saskatchewan Industries
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the benefits for Saskatchewan Industries offered by CN and BNSF combination rail routes]

                                         [GRAPHIC CAPTION]
                                         (red line) ____ CN Route
                                        (blue line) ____ BNSF

                                                       [CN LOGO]

Saskatchewan Benefits
-----------------------------------

o    Regina becomes a more important rail hub for north-south flows

o    Better access to U.S. & Mexican markets

o    Stronger alternative to CP routing

o    Better alternative to trucks

o    No loss of competition

[CN LOGO]

Saskatchewan Shipper Benefits From CN-BNSF Combination
--------------------------------------------------------------------------------


Metals          --> o Single-line from pipe-producing plants in Regina to Gulf
                      Coast

Various Grains  --> o Better access to processors and consuming markets -
                      Minneapolis area

                    o Enhanced competition with CP-SOO

Specialty Crops,--> o Direct access via multiple gateways to Mexico
Canola, Wheat,
Barley              o Single-line direct access to major U.S. receivers -
                      improved competitive options

                    o Improved direct access to U.S. feed markets
                      (Missouri, Arkansas, Arizona, Colorado, Texas, California)

                    o Alternative to vessels

Forest Products --> o Better access to North Central U.S.

                    o Single-line access to Southwest markets

                    o Enhanced competition with CP-SOO

Potash          --> o More competitive access to Canpotex Portland Terminal for overseas exports

[CN LOGO]

Profile: Illinois
--------------------------------------------------------------------------------

                            Statistical Highlights
================================================================================


Miles of railroad operated         2,412

Miles of shortline partners        1,903

Shortline partners                 Belt Railway Company of Chicago
                                   Chicago Rail Link
                                   Elgin, Joliet and Eastern
                                   Gateway Western Railway
                                   I&M Rail Link
                                   Iowa Interstate
                                   Kankakee, Beaverville and Southern
                                   Toledo, Peoria and Western

CN-IC employees                    1,705

Employees annual earnings          $110M

State taxes - Corporate            $12.5M

CN-IC local purchases              $40M

Annual capital investments         $40M

Total annual carloads              677,000
(originated & terminated)

Total annual CN-IC carloads        596,000
through Chicago


Major Rail Customers
--------------------------------     [GRAPHIC CAPTION]
American Coal Co.                    o 23% of all IL exports are sold to Canada
Archer Daniels Midland Co
Atlantic Container Line
Birmingham Steel Corp                [GRAPHIC OMITTED]
Cargill Inc.                         [Map of Illinois depicting rail routes of
Commonwealth Coal Sales               CN-IC and BNSF]
Cook Coal Terminal
Ford Motor Co.                                      (red line) ____ CN-IC
Hub City Terminals                                 (blue line) ____ BNSF
Illinois Power Co
Staley Manufacturing
United Parcel Service

Major Facilities
-----------------------------------
Gateway Intermodal Terminal
Elsdon Lumber re-load center
Chicago Transload Center
Effingham Transload Center
Harvey Transload Center
Springfield Transload Center

[CN LOGO]
CN-IC Track Record
-------------------------------------------------------------------------------

North - South Trade Growing
Faster Than Economy

Constant Dollar
Price in 1992 = 100
GRAPHIC OMITTED] - [Graph depicting the total trade with U.S. Growth Rate % vs. GDP Growth Rate % from 1990 through 1998]

CN Positioned to Support
North-South Trade Growth
[GRAPHIC OMITTED] - [Map of Canada, the United States and Mexico depicting rail routes and track rights]

Rates Have Declined Since 1981
As a Result of Staggers Act
[GRAPHIC OMITTED] - [Graph depicting a decline in Freight Revenue per RTM (in U.S. Cents) as a result of the 1981 Staggers Act]

North American Rail
Competitiveness Supports
Economy
[GRAPHIC OMITTED] - [Graph depicting rail rates in U.S. cents per Ton-Kilometer for Canada, U.S., Sweden, Netherlands, Italy, France, Austria, U.K., Germany and Switzerland]

[CN LOGO]


A New Railroad for a New Era
--------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]


[CN LOGO]
Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]
A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not reducing
  Competition                             competition:

                                           - Enhanced competition
                                             with CP-SOO in North
                                             Central States

                                           - UP still competing with BN

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system


o Preserving                       -->  o Not eliminating key
  management and                          personnel
  culture

[CN LOGO]
Benefits for Illinois Industries
--------------------------------------------------------------------------------

CN-BNSF combination will provide enhanced competitive options for Illinois customers


                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the benefits for Illinois Industries offered by the combination of CN and BNSF routes]

                                             (red line) ____ CN-IC Route
                                            (blue line) ____ BNSF

                                                           [CN LOGO]

[CN LOGO]

Illinois Customer Benefits From CN-BNSF Combination
--------------------------------------------------------------------------------

       Commodity                                     Benefits
----------------------             ---------------------------------------------
Grain             -->              o Single-line service for grain sourcing
                                     from Iowa for Decatur processors

                                   o Improved single-line access options for
                                     Illinois grain products (corn, soybean,
                                     sweeteners, etc) to Mexico markets


Coal              -->              o Single-line service for Power River
                                     Basin to Illinois utilities


Petroleum coke    -->              o Single-line service for Illinois petroleum
                                     coke to Texas and Oklahoma markets


Fertilizers       -->              o Single-line service to BNSF Illinois
                                     destinations when sourcing from Gulf Coast and Western Canada

[CN LOGO]

Profile: Iowa
-------------------------------------------------------------------------------
                             Statistical Highlights
===============================================================================
Miles of railroad operated                   868

Miles of shortline partners                  1,182

Shortline partners                           Cedar Rapids & Iowa City
                                             D&I Railroad
                                             Great Western Railway of Iowa
                                             Iowa Interstate
                                             Iowa Northern
                                             I&M RailLink

CN-IC employees                              287

Employees annual earnings                    $13M

State taxes - Corporate                      $1.9M

CN-IC local purchases                        $5M

Annual capital investments                   $6M

Total annual carloads                        105,000
(originated & terminated)
===============================================================================

Major Rail Customers                              [GRAPHIC CAPTION]
--------------------
AG Partners                                       o 51% of all IA exports are
Alliance Pipeline                                   sold to Canada
Archer Daniels Midland
Cargill Inc.
Conagra Inc.
Farmers Coop Co.
First Farmers Co-Op                               [GRAPHIC OMITTED]
G E Railcar Inc.                   [Map of Iowa depicting rail routes of CN-IC
General American Trans.            (red line)and BSNF (blue line)]
Newell Co
Potash Corp of Saskatchewan Inc.
Prairie Land Co-Op
Sands Seed Service Inc.
Truck-Track Logistics Ltd
United Co-Op Inc.
Weyerhaeuser Co.

Major Facilities
----------------
Cedar Rapids Transload Center
Waterloo Intermodal Terminal
Ft. Dodge Intermodal Terminal
Council Bluffs Intermodal Terminal

[CN LOGO]

CN-IC Track Record
-------------------------------------------------------------------------------

North - South Trade Growing
Faster Than Economy

Constant Dollar
Price in 1992 = 100
GRAPHIC OMITTED] - [Graph depicting the total trade with U.S. Growth Rate % vs. GDP Growth Rate % from 1990 through 1998]

CN-IC Positioned to Support
North-South Trade Growth
[GRAPHIC OMITTED] - [Map of the United States and southern Canada depicting rail routes and track rights]

Rates Have Declined Since 1981
As a Result of Staggers Act
[GRAPHIC OMITTED] - [Graph depicting a decline in Freight Revenue per RTM (in U.S. Cents) as a result of the 1981 Staggers Act]

North American Rail
Competitiveness Supports
Economy
[GRAPHIC OMITTED] - [Graph depicting rail rates in U.S. cents per Ton-Kilometer for Canada, U.S., Sweden, Netherlands, Italy, France, Austria, U.K., Germany and Switzerland]

[CN LOGO]

A New Railroad for a New Era
-------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                                   [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

             Global Benefits of Combination
             ------------------------------
          o  An extensive single-line service network and access to key markets

             -->  Multiple gateways to Mexican markets
[CN LOGO]    -->  Reduced transit times and better reliability
             -->  Unified information, enhanced tracking and tracing, simplified billing and rating
             -->  New and greater efficiencies
             -->  Low risk

[CN LOGO]

A Different Combination
-------------------------------------------------------------------------------

What North American                               What North American
Railways, Inc. is...                              Railways, Inc. is NOT...

o Two efficient, service-          -->            o Not absorbing a weak
  oriented railroads                                player

o Pro-Service / Pro-               -->            o Not eliminating a parallel
  Competition                                       competitor

o End-to-end combination           -->            o Not splitting an existing
                                                    railroad

o Same systems platform            -->            o Not a new IT system

o Preserving management and        -->            o Not eliminating key
  culture                                           personnel

[CN LOGO]
Benefits for Iowa Industries
-------------------------------------------------------------------------------
CN-BNSF combination enhances access to Western U.S., Mexico, Gulf Coast and
Canada

                                [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the benefits for Iowa Industries offered by CN-IC and BNSF combination routes]

                                        (red line) ____ CN-IC Route
                                       (blue line) ____ BNSF

                                                       [CN LOGO]

[CN LOGO]
Iowa Customer Benefits From CN-BNSF Combination
-------------------------------------------------------------------------------

       Commodity                                     Benefits
----------------------------               -----------------------------

Grain                             -->      o More efficient single-line routing
                                             options for Iowa grain and corn

                                             o to destination markets in
                                               Illinois, Tennessee, Mississippi
                                               and Louisiana

                                             o to West, Southwest and Pacific
                                               Northwest

                                           o Corn and grain shipments to
                                             Tennessee and the Gulf can avoid
                                             Chicago congestion -- more
                                             efficient routes on BNSF lines

                                           o Better access for BNSF served
                                             shippers to Michigan and Eastern
                                             Canada

Food Products                     -->      o More efficient routes for soybeans
                                             from Iowa to customers in Southeast
                                             and Gulf Coast

                                           o Food products on CN-IC lines have
                                             single-line coordinated services
                                             to Southwest and Western U.S.

                                           o Improved connection from Dubuque,
                                             Iowa to food processors in Decatur,
                                             Illinois

                                           o Single-line service for soybean
                                             products and corn syrup to move
                                             from points on CN-IC lines to the
                                             Pacific Northwest

Fertilizers                       -->      o Efficient new sourcing options for
                                             farmers through direct access to
                                             potash and fertilizers from Canada
                                             -- a competitive alternative to
                                             sources on CP-SOO lines

                                           o Reduced transit times and improved
                                             service cycles from Canada --
                                             bypassing Chicago

[CN LOGO]

Profile: Louisiana
-------------------------------------------------------------------------------
                             Statistical Highlights
===============================================================================
Miles of railroad operated                   500

Miles of shortline partners                  48

Shortline partners                           Gloster Southern
                                             New Orleans Public Belt

CN-IC employees                              338

Employees annual earnings                    $16M

State taxes - Corporate                      $2.6M

CN-IC local purchases                        $2M

Annual capital investments                   $8M

Total annual carloads                        255,000
(originated & terminated)
===============================================================================

Major Rail Customers
--------------------
Archer Daniels Midland Co                         o 17% of all LA exports are
BASF Corp Chemical Div                              sold to Canada
Bordon Chemicals & Plastics
Bunge Corp Ltd                                    o 17% of all LA exports are
Cargill Inc.                                        sold to Canada
Crown Vantage
Dow Chemical Co
Exxon Corp                                        [GRAPHIC OMITTED]
Fina Oil & Chemical Co         [Map of Louisiana depicting rail routes of CN-IC
Formosa Plastics Corp          (solid red line), BSNF (solid blue line) and
Gaylord Container Corp         trackage rights of BSNF (broken blue line)]
Honeywell International Inc.
International Paper Co
Occidental Chemical Corp.
Shell Oil Co.
United Parcel Service Inc.
Weyerhaeuser Co.
Willamette Industries Inc.

Major Facilities
----------------
New Orleans Intermodal Terminal
Port Manhac Transload Center
Convent Dry Bulk Transit

[CN LOGO]

CN-IC Track Record
-------------------------------------------------------------------------------

North - South Trade Growing
Faster Than Economy
GRAPHIC OMITTED] - [Graph depicting the total trade with U.S. Growth Rate % vs. GDP Growth Rate % from 1990 through 1998]

CN-IC Positioned to Support
North-South Trade Growth
[GRAPHIC OMITTED] - [Map of the United States and southern Canada depicting rail routes and track rights]

Rates Have Declined Since 1981
As a Result of Staggers Act
[GRAPHIC OMITTED] - [Graph depicting a decline in Freight Revenue per RTM (in U.S. Cents) as a result of the 1981 Staggers Act]

North American Rail
Competitiveness Supports
Economy
[GRAPHIC OMITTED] - [Graph depicting rail rates in U.S. cents per Ton-Kilometer for Canada, U.S., Sweden, Netherlands, Italy, France, Austria, U.K., Germany and Switzerland]

[CN LOGO]

A New Railroad for a New Era
-------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                                [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

             Global Benefits of Combination
             ------------------------------
          o  An extensive single-line service network and access to key markets

             -->  Multiple gateways to Mexican markets
[CN LOGO]    -->  Reduced transit times and better reliability
             -->  Unified information, enhanced tracking and tracing, simplified billing and rating
             -->  New and greater efficiencies
             -->  Low risk

[CN LOGO]

A Different Combination
-------------------------------------------------------------------------------

What North American                               What North American
Railways, Inc. is...                              Railways, Inc. is NOT...
--------------------                              ------------------------

o Two efficient, service-          -->            o Not absorbing a weak
  oriented railroads                                player

o Pro-Service / Pro-               -->            o Not eliminating a parallel
  Competition                                       competitor

o End-to-end combination           -->            o Not splitting an existing
                                                    railroad

o Same systems platform            -->            o Not a new IT system

o Preserving management and        -->            o Not eliminating key
  culture                                           personnel

[CN LOGO]

Benefits for Louisiana Industries
-------------------------------------------------------------------------------
CN-BNSF combination will provide enhanced competitive shipping options for Louisiana customers

                                [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the benefits for Louisiana Industries offered by CN-IC and BNSF combination routes]

                                                  (red line) ____ CN-IC Route
                                                 (blue line) ____ BNSF


                                                  [CN LOGO]

[CN LOGO]

Benefits to Louisiana
-------------------------------------------------------------------------------

       Market Segments                                 Benefits
----------------------------               -----------------------------

Chemicals                         -->      o Improved single-line service
                                             linking Louisiana Gulf producers
                                             to other chemical production areas
                                             in Western Canada, Michigan and
                                             Eastern Canada

                                           o Single-line service for Louisiana
                                             Gulf producers to Southwest,
                                             California and Mexico markets

                                           o Expanded reach into U.S. Northeast

Forest Products                   -->      o Louisiana reload centers and
                                             producers located on CN lines
                                             receive expanded single-line
                                             service to Midwest destinations

                                           o BNSF originated grain and other
                                             agricultural products will benefit
                                             from single-line and more efficient
                                             routing to Louisiana for export

Intermodal                        -->      o Single-line and more efficient
                                             service linking Louisiana ports to
                                             West Coast markets

Export                            -->      o Port of New Orleans directly
                                             accessed by more export sources

                                           o Exports of Powder River Basin coal
                                             via Louisiana

[CN LOGO]

Profile: Michigan
-------------------------------------------------------------------------------
                             Statistical Highlights
===============================================================================
Miles of railroad operated                  645

Miles of shortline partners                 1,114

Shortline partners                          Ann Arbor Railroad
                                            Adrian & Blissfield
                                            Central Michigan Railway Co.
                                            Huron & Eastern Railway Co. Inc.
                                            Indiana & Ohio Central Railroad Inc.
                                            Lake State Railway Company
                                            Mid-Michigan Railroad Inc.
                                            Tuscola & Saginaw Bay Rwy Co. Inc.

CN-IC employees                             1,709

Employees annual earnings                   $75M

State taxes - Corporate                     $4.6M

CN-IC local purchases                       $36M

Annual capital investments                  $35M

Total annual carloads                       331,000
(originated & terminated)
===============================================================================

Major Rail Customers                              [GRAPHIC CAPTION]
--------------------
American President Intermodal                     o 50% of all MI exports are
Bethlehem Steel                                     destined for Canada
Board of Water & Light
Champion International
Consumers Energy
Detroit Edison
Dow Chemical
Ford Motor Co                                     [GRAPHIC OMITTED]
General Motors                 [Map of Michigan depicting rail routes of CN]
Hapag Lloyd of America
Mazda North America
Rouge Steel

Major Facilities
----------------
Moterm Intermodal
Nolan Lumber Distribution Centre
Hamtramck Automotive
Michigan Zone Offices
Flat Rock switching yard
Battle Creek marshalling yard
Flint Shops

[CN LOGO]
CN-IC Track Record
-------------------------------------------------------------------------------

North - South Trade Growing
Faster Than Economy

Constant Dollar
Price in 1992 = 100
GRAPHIC OMITTED] - [Graph depicting the total trade with U.S. Growth Rate % vs. GDP Growth Rate % from 1990 through 1998]

CN Positioned to Support
North-South Trade Growth
[GRAPHIC OMITTED] - [Map of Canada, the United States and Mexico depicting rail routes and track rights]

Rates Have Declined Since 1981
As a Result of Staggers Act
[GRAPHIC OMITTED] - [Graph depicting a decline in Freight Revenue per RTM (in U.S. Cents) as a result of the 1981 Staggers Act]

North American Rail
Competitiveness Supports
Economy
[GRAPHIC OMITTED] - [Graph depicting rail rates in U.S. cents per Ton-Kilometer for Canada, U.S., Sweden, Netherlands, Italy, France, Austria, U.K., Germany and Switzerland]

[CN LOGO]

A New Railroad for a New Era
-------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                                   [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

             Global Benefits of Combination
             ------------------------------
          o  An extensive single-line service network and access to key markets

             -->  Multiple gateways to Mexican markets
[CN LOGO]    -->  Reduced transit times and better reliability
             -->  Unified information, enhanced tracking and tracing, simplified billing and rating
             -->  New and greater efficiencies
             -->  Low risk

[CN LOGO]

A Different Combination
-------------------------------------------------------------------------------

What North American                               What North American
Railways, Inc. is...                              Railways, Inc. is NOT...

o Two efficient, service-          -->            o Not absorbing a weak
  oriented railroads                                player

o Pro-Service / Pro-               -->            o Not eliminating a parallel
  Competition                                       competitor

o End-to-end combination           -->            o Not splitting an existing
                                                    railroad

o Same systems platform            -->            o Not a new IT system

o Preserving management and        -->            o Not eliminating key
  culture                                           personnel

[CN LOGO]

Benefits for Michigan Industries
-------------------------------------------------------------------------------
CN-BNSF combination enhances access for Michigan shippers to U.S. West, Gulf Coast and Mexico

                                [GRAPHIC OMITTED]

[Map of the United States, Canada and Mexico depicting the benefits for Michigan Industries offered by the combination of CN and BNSF routes]

                                           (red line) ____ CN Route
                                          (blue line) ____ BNSF

                                                       [CN LOGO]

[CN LOGO]

Michigan Shippers Benefits From CN-BNSF Combination
-------------------------------------------------------------------------------

       Commodity                                     Benefits
----------------------------               -----------------------------

Automotive                        -->      o Single-line integrated rail service
                                             from Michigan automotive plants to
                                             Southwest, Pacific Northwest and
                                             California

                                           o Coordinated, single-line service
                                             for autoparts to/from Mexico and
                                             Michigan

Intermodal                        -->      o Direct, integrated intermodal
                                             train service between Detroit and
                                             Dallas, Los Angeles, Minneapolis/
                                             St. Paul, Seattle/Tacoma

                                           o New RoadRailer service between
                                             Toronto/Montreal - Detroit/Chicago
                                             and West Coast

                                           o Potential for expanded intermodal
                                             facilities in Detroit

Chemicals                         -->      o Direct single-line access for Dow
                                             Chemicals and plastics to Texas
                                             and West Coast

                                           o Enhanced sourcing options between
                                             Texas and Louisiana Gulf Coast
                                             chemical producers

Coal                              -->      o Michigan utilities gain direct rail
                                             access to Powder River Basil coal

Steel                             -->      o Potential sheet steel export to
                                             Mexico Automotive industry

[CN LOGO]

Profile: Mississippi
--------------------------------------------------------------------------------

                            Statistical Highlights
================================================================================

Miles of railroad operated         1200

Miles of shortline partners        792

Shortline partners                 Columbus & Greenville
                                   Gloster Southern
                                   MidSouth Corporation
                                   Mississippi Delta
                                   Mississippi Export
                                   Mississippi & Skuna Valley
                                   Old Augusta

CN-IC employees                    525

Employees annual earnings          $42M

State taxes - Corporate            $4.6M

CN-IC local purchases              $15M

Annual capital investments         $22M

Total annual carloads              195,000
(originated & terminated)

================================================================================

                                        [GRAPHIC CAPTION]
Major Rail Customers                    o 35% of all MS exports are sold to
-----------------------------------       Canada
Bethlehem Steel Corp
Bunge Corp Ltd.                         o 35% of all MS exports are sold to
Charles Donald Pulpwood Inc.              Canada
Choctaw Maid Farms Inc.
Fly Timber Co Inc.
Georgia Pacific Corp
Honda of America
International Paper Co
Mississippi Chemical Corp                      [GRAPHIC OMITTED]
Mississippi Power Co
Mississippi River Corp             [Map of Mississippi depicting the rail routes
New South Inc.                     of CN-IC, BNSF, BNSF Trackage on UP and
Sanderson Farms Inc.               KCS]
Tyson Foods Inc.
United Parcel Service
Weyerhaeuser Co.                                  [GRAPHIC CAPTION]
                                             (red line) _______  CN-IC
Major Facilities                            (blue line) _______  BNSF
-----------------------------------  (dashed blue line) -------  BNSF Trackage
Canada                                                           on UP
Jackson Automotive                         (green line) _______  KCS
Jackson Intermodal
Jackson Classification Yard
McComb Transload/Forest Products

================================================================================

[CN LOGO]

CN Track Record
--------------------------------------------------------------------------------

North - South Trade Growing
Faster Than Economy

Constant Dollar
Price in 1992 = 100
GRAPHIC OMITTED] - [Graph depicting the total trade with U.S. Growth Rate % vs. GDP Growth Rate % from 1990 through 1998]

CN Positioned to Support
North-South Trade Growth
[GRAPHIC OMITTED] - [Map of Canada, the United States and Mexico depicting rail routes and track rights]

Rates Have Declined Since 1981
As a Result of Staggers Act
[GRAPHIC OMITTED] - [Graph depicting a decline in Freight Revenue per RTM (in U.S. Cents) as a result of the 1981 Staggers Act]

North American Rail
Competitiveness Supports
Economy
[GRAPHIC OMITTED] - [Graph depicting rail rates in U.S. cents per Ton-Kilometer for Canada, U.S., Sweden, Netherlands, Italy, France, Austria, U.K., Germany and Switzerland]

[CN LOGO]

A New Railroad for a New Era
--------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                               [GRAPHIC OMITTED]
[Map of Canada, the United States and Mexico depicting the rail routes of CN (red line) and BNSF (blue line)


[CN LOGO]
Global Benefits of Combination
-----------------------------------
o    An extensive single-line service network and access to key markets

    -->   Multiple gateways to Mexican markets

    -->   Reduced transit times and better reliability

    --> Unified information, enhanced tracking and tracing, simplified billing and rating

    -->   New and greater efficiencies

    -->   Low risk

[CN LOGO]

A Different Combination
--------------------------------------------------------------------------------

What North American                     What North American
Railways, Inc. is...                    Railways, Inc. is NOT...
-----------------------------------     ----------------------------------------

o Two efficient, service-          -->  o Not absorbing a weak
  oriented railroads                      player

o Pro-Service / Pro-               -->  o Not eliminating a
  Competition                             parallel competitor

o End-to-end                       -->  o Not splitting an
  combination                             existing railroad

o Same systems platform            -->  o Not a new IT system

o Preserving management            -->  o Not eliminating key
  and culture                             personnel

[CN LOGO]

Benefits for Mississippi Industries
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting benefits to Mississippi industries from the CN-BNSF combination rail routes]

                                           (red line) ____ CN Route
                                          (blue line) ____ BNSF


                                                       [CN LOGO]

[CN LOGO]

Mississippi Customer Benefits From CN-BNSF Combination
--------------------------------------------------------------------------------
Forest Products  -->  o Single-line service and coordinated rail service from Mississippi to Southwest and California markets

                      o Expanded service offerings will advantage distributors

Coal             -->  o Mississippi utilities gain direct rail access to
                        Powder River Basin coal

Grain            -->  o Efficient new sourcing options for processors and feed mills through direct access to U.S. North Central grain production region

Chemicals        -->  o Improved access to Southwestern chemical suppliers for consumers in Mississippi

                      o Single-line service for Mississippi producers to markets in U.S. West

Intermodal       -->  o Single-line and coordinated service to West Coast and ports

                      o Better access to U.S. Southwest and Mexican markets

[CN LOGO]

Profile: Tennessee
-------------------------------------------------------------------------------
                            Statistical Highlights
===============================================================================
Miles of railroad operated                   390

Miles of shortline partners                  41

Shortline partners                           Tennken Railroad

CN employees (average for 1999)              504

Employees annual earnings                    $19M

Provincial taxes - Corporate                 $2.1M

CN local purchases                           $21M

Annual capital investments                   $7.2M

Total annual carloads                        144,000
(originated & terminated)
===============================================================================

Major Rail Customers
--------------------
Birmingham Steel Corp                             o 26% of all TN exports are
Cargill Inc.                                        sold to Canada
Chevron USA Inc.
Dupont                                            o 26% of all TN exports are
Eastman Kodak Co.                                   sold to Canada
Evergreen America Corp
General Motors Corp
Hub City Terminals Inc.                           [GRAPHIC OMITTED]
JB Hunt Transport Inc.         [Map of Tenessee depicting rail routes of CN-IC
Lykes Lines Ltd                (solid red line), BSNF (solid blue line) and
Mark VII Transportation Co     trackage rights of BSNF (broken blue line)]
PCS Nitrogen
Schneider National Inc.
Seal Land Service Inc.
United Parcel Service Inc.
World Color

Major Facilities
----------------
Johnston Yard Intermodal,
Merchandise & Transloading

[CN LOGO]

CN-IC Track Record
-------------------------------------------------------------------------------

North - South Trade Growing
Faster Than Economy
GRAPHIC OMITTED] - [Graph depicting the total trade with U.S. Growth Rate % vs. GDP Growth Rate % from 1990 through 1998]

CN-IC Positioned to Support
North-South Trade Growth
[GRAPHIC OMITTED] - [Map of the United States and southern Canada depicting rail routes and track rights]

Rates Have Declined Since 1981
As a Result of Staggers Act
[GRAPHIC OMITTED] - [Graph depicting a decline in Freight Revenue per RTM (in U.S. Cents) as a result of the 1981 Staggers Act]

North American Rail
Competitiveness Supports
Economy
[GRAPHIC OMITTED] - [Graph depicting rail rates in U.S. cents per Ton-Kilometer for Canada, U.S., Sweden, Netherlands, Italy, France, Austria, U.K., Germany and Switzerland]

[CN LOGO]

A New Railroad for a New Era
-------------------------------------------------------------------------------
North American Railways, Inc. (NAR)

                                [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the rail routes for Canadian National in red and Burlington Northern and Santa Fe in blue]

             Global Benefits of Combination
             ------------------------------
          o  An extensive single-line service network and access to key markets

             -->  Multiple gateways to Mexican markets
[CN LOGO]    -->  Reduced transit times and better reliability
             -->  Unified information, enhanced tracking and tracing, simplified billing and rating
             -->  New and greater efficiencies
             -->  Low risk

          o  An extensive single-line service network and access to key markets

[CN LOGO]
A Different Combination
-------------------------------------------------------------------------------

What North American                               What North American
Railways, Inc. is...                              Railways, Inc. is NOT...
--------------------                              ------------------------

o Two efficient, service-          -->            o Not absorbing a weak
  oriented railroads                                player

o Pro-Service / Pro-               -->            o Not eliminating a parallel
  Competition                                       competitor

o End-to-end combination           -->            o Not splitting an existing
                                                    railroad

o Same systems platform            -->            o Not a new IT system

o Preserving management and        -->            o Not eliminating key
  culture                                           personnel

[CN LOGO]

Benefits for Tennessee Industries
-------------------------------------------------------------------------------
CN-BNSF combination will improve rail/truck transload facilities enhancing Memphis' role as an important distribution center

                                   [GRAPHIC OMITTED]

[Map of Canada, the United States and Mexico depicting the benefits for Tenessee Industries offered by the combination CN-IC and BNSF routes]

                                                   (red line) ____ CN-IC Route
                                                  (blue line) ____ BSNF

                                                         [CN LOGO]

[CN LOGO]
Tennessee Customer Benefits From CN-BNSF Combination
-------------------------------------------------------------------------------
o Increased investment in Memphis rail facilities will provide stronger competitive options for Tennessee and regional industry

        Rail Facility                                 Benefits
----------------------------               -----------------------------

Intermodal                        -->      o Combined intermodal terminal
                                             operations provide economies of
                                             scale that enhance competitiveness
                                             of intermodal rail service

Transload Facilities              -->      o Expanded facilities for rail /
                                             truck transload operations will
                                             increase for industries situated
                                             near Memphis

                                             -> Lumber
                                             -> Panels
                                             -> Paper
                                             -> Steel
                                             -> Plastics


Automotive                        -->      o Direct seamless rail service from
                                             Michigan and Ontario automotive
                                             plants to BNSF served distribution
                                             facility provide transit
                                             efficiencies

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  [CN-BNSF Combination]

                         [CN][BNSF]
                                     [Events Calendar]
[News Center]
[Combination Documents]
[Key Facts]
[Questions and Answers]
[Speeches and Presentations]
[CN Information and Biographies]
[BNSF Information and Biographies]
[Regional Benefits]
[Events Calendar]

  Events Calendar


  December 20,       CN & BNSF announce intention to combine
  1999

  March 7-10, 2000   STB holds special hearing on the future
                     of rail consolidations
  March 17, 2000     STB issues a decision directing Class 1
                     railroads to suspend activity relating to any railroad transaction that would be categorized as a major transaction, for 15 months

  March 17, 2000     CN & BNSF appeal the decision

  April 19, 2000     CN holds Annual Meeting of Shareholders

              (c) 2000, Canadian National Railway Company
                       Legal Terms and Conditions

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination, investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC website, www.sec.gov, or the website of the Canadian Securities Administrators www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.